Exhibit 99.7

Stevanato Group S.p.A.

Ordinary Shareholders’ Meeting

on May 23, 2025

Item 5 of the Agenda – Increase of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

Substantiated proposal of the Audit Committee

Dear Shareholders,

following the listing of the ordinary shares of Stevanato Group S.p.A. (“Stevanato” or the “Company”) on the New York Stock Exchange, Stevanato is required to appoint an external auditor to carry out the various tasks and activities provided for by Italian an US laws and regulations, for a period of three financial years.

These tasks and activities include: (i) auditing and quarterly review of the Company’s consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS) (as issued by the International Accounting Standards Board (IASB)), to be conducted according to the International Standards of Auditing (ISA Italia) (as issued by the International Auditing and Assurance Standards Board (IAASB)); (ii) review of the financial statements included in Form 20-F prepared in accordance with SEC regulations to be conducted in accordance with the auditing standards set out by the Public Company Accounting Oversight Board (PCAOB); (iii) auditing of the financial statements of Stevanato and its Italian subsidiaries; (iv) verification of the proper keeping of the company accounts and the correct recording of operating events in the accounting records of Stevanato and of its Italian subsidiaries; (v) auditing of the financial statements of the non-Italian Stevanato’s subsidiaries prepared in accordance with local regulations, when required; (vi) auditing of the reporting packages prepared for the purpose of the opinion on the consolidated financial statements; (vii) activities preparatory to the signing of tax returns in accordance with Italian law; (viii) review and auditing of the Company’s internal control system in compliance with US law (Sarbanes-Oxley Act (SOX)) requirements.

That being said, as regards Stevanato, on May 24, 2023, the Ordinary Shareholders’ Meeting of the Company appointed PricewaterhouseCoopers S.p.A. (“PwC”) as Company’s external auditor for the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities relevant to Stevanato to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025, at the terms and conditions of the offer submitted by PwC on February 7, 2023.

In particular, the mentioned offer envisaged an annual compensation amounting, as far as the Company alone is concerned, to: Euro for 591,000.00 the financial year 2023; Euro 595,000.00 for the financial year 2024; and

Euro 621,000.00 for the financial year 2025, plus any applicable VAT and expenses, including for the auditing and verification activities that PwC is required to carry out, pursuant to Sec. 404 of the Sarbanes-Oxley Act, on the internal controls over the financial reporting process for the consolidated financial statements with respect to different companies belonging to the group headed by Stevanato (“Stevanato Group”).

The costs for such tasks and activities – carried out by PwC and other audit firms belonging to PwC’s international network – were borne by Stevanato until the shareholders’ meeting held on May 22, 2024.

Following exchanges with PwC in the course of the last financial year, it seemed to be more appropriate, on grounds of relevance and in light of the audit firms within PwC’s network that actually carry out the above auditing and verification activities, that part of such costs are borne by the Stevanato’s subsidiaries to which they relate, instead of by the Company, without prejudice to the scope of the overall audit activities carried out to the benefit of the Stevanato Group.

Consequently, on December 11, 2023, PwC submitted an offer to the Company to amend the terms and conditions of the audit appointment previously in force.

In particular, such offer covered the performance of the following auditing activities for the financial years 2023, 2024 and 2025 to the benefit of Stevanato alone:

(i)	statutory audit of the financial statements of Stevanato (including periodic verification of regular bookkeeping, in accordance with Italian Legislative Decree no. 39/2010);

(ii)	statutory audit of the consolidated financial statements of Stevanato Group;

(iii)	audit of the financial statements included in Form-20 prepared in accordance with the regulations issued by the SEC;

(iv)

audit of the internal controls over the consolidated financial reporting process of the Stevanato Group pursuant to section 404 of the Sarbanes-Oxley Act (the “SOX Services”), limited to the activities that will be carried out on Stevanato, Nuova Ompi S.r.l. and Spami S.r.l.;

(v)

limited review of the consolidated interim financial statements for the years 2023 (limited to the quarterly financial results as of 30 June 2023 and 30 September 2023), 2024 and 2025, in accordance with PCAOB AS 4105 Reviews of Interim Financial Information;

(vi)

with reference to financial year 2023, SOX Services limited to the audits to be carried out on SG Denmark and Ompi N.A. S de RL de CV, and to financial years 2023 and 2024, SOX Services limited to the audits to be carried out on Balda C. Brewer Inc. and Ompi of America Inc., together with the full-scope audit with materiality threshold of the consolidation packages of the these subsidiaries.

The annual compensation to be paid to PwC in connection with the performance of the auditing activities relating to Stevanato summarized above, was equal to:

(i)	Euro 538,000.00 for the financial year 2023;

(ii)	Euro 437,000.00 for the financial year 2024; and

(iii)	Euro 383,000.00 for the financial year 2025,

plus VAT and other applicable expenses.

As set forth by both the Italian Legislative Decree no. 39/2010 and the SEC and PCOAB provisions, and in compliance with the Charter of Stevanato’s Audit Committee, at the meeting of April 9, 2024, the Audit Committee expressed a positive opinion on the offer presented by PwC on December 11, 2023.

In light of the above, pursuant to Article 13 of Italian Legislative Decree no. 39/2010, the shareholders’ meeting held on May 22, 2024, on a substantiated proposal of the Audit Committee, resolved to (a) amend the engagement granted to PwC by means of the resolution adopted by the shareholders’ meeting held on May 24, 2023 and, consequently, (b) amend the annual compensation granted to PwC by means of the aforementioned shareholders’ meeting’s resolution, in accordance with the terms and conditions better detailed above.

That being said, and without prejudice to the above, on February 5, 2025, PwC submitted an offer to the Company for the purpose of the increase of the compensation provided for in connection with the current audit appointment, considering the complexity and the amount of resources that the auditing and verification activities relating to Stevanato and Stevanato Group have proven to require as compared to what was originally estimated, especially in relation to SOX Services.

In particular, said offer envisages a fixed increase of the compensation due to PwC equal to additional Euro 255,000.00 (plus VAT) for the auditing of the Company’s financial statements and consolidated financial statements, as well as the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, performed and to be performed in the financial years 2023, 2024, and 2025 - save for any extraordinary events, such as, for example, extraordinary transactions and/or acquisitions and/or other changes that may result in a significant change in the scope of activities to be performed by PwC.

Said offer also provides for a reduction in the compensation due to the company belonging to the PwC network performing the auditing and verification activities on the financial statements of the subsidiary Ompi N.A. S. de R.L. de C.V. in relation to 2024 (respectively, “PwC Mexico” and “Ompi Mexico”), considering the cessation of the obligation to carry out the statutory audit over the financial statements of Ompi Mexico. As a result of this reduction, the relevant fee due is reduced from Euro 65,000.00 to Euro 52,000.00 and, although the statutory auditing and verification activities for the financial years 2024 and 2025 will be performed by PwC Mexico, the aforementioned fee will be invoiced by PwC to the Company as such activities relate to the auditing of the Company’s consolidated financial statements.

In compliance with the provisions of Legislative Decree No. 39/2010, as well as the SEC and PCAOB regulations applicable to the Company, and in accordance with the Audit Committee Charter, the Audit Committee expressed a positive opinion on the offer submitted by PwC on February 5, 2025.

In particular, the Audit Committee considered it advisable that Stevanato accepts the offer submitted by PwC on February 5, 2025, as the increase of the compensation requested by PwC in connection with the auditing activities summarized above is adequate in light of the complexity of the activities to be carried out by the external auditor, the effort required, and the relevant responsibilities.

In light of the foregoing, pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, we submit to you, in relation to item 5 of the agenda of the Ordinary Shareholders’ Meeting convened on May 23, 2025, the proposal to increase the compensation granted to the audit firm PricewaterhouseCoopers S.p.A. by means of the resolution adopted by the shareholders’ meeting held on May 24, 2023, as amended by means of the resolution adopted by the shareholders’ ordinary meeting held on May 22, 2024, granting to the same

PricewaterhouseCoopers S.p.A., for the auditing of the Company’s financial statements and consolidated financial statements, as well as the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, a further compensation equal to Euro 255,000.00 (plus VAT) for the financial years 2023, 2024, and 2025, as better detailed in the offer submitted by PricewaterhouseCoopers S.p.A. on February 5, 2025 and summarized above.

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Piombino Dese, April 9, 2025.

The Chairman of the Audit Committee William Federici